Avery Dennison Corporation

Exhibit 12

AVERY DENNISON CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
(Dollars in millions)	March 31, 2012	April 2, 2011

Earnings:

Income from continuing operations before taxes	$65.1	$62.6
Add: Fixed charges from continuing operations (1)	26.7	26.4
Amortization of capitalized interest	.9	.9
Less: Capitalized interest	(.9)	(1.2)

	$91.8	$88.7

Fixed charges from continuing operations: (1)
Interest expense	$18.3	$17.7
Capitalized interest	.9	1.2
Interest portion of leases	7.5	7.5

	$26.7	$26.4

Ratio of Earnings to Fixed Charges	3.4	3.4

(1)

The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges from continuing operations. For this purpose, “earnings” consist of income from continuing operations before taxes plus fixed charges from continuing operations and amortization of capitalized interest, less capitalized interest. “Fixed charges from continuing operations” consist of interest expense, capitalized interest and the portion of rent expense (estimated to be 35%) on operating leases deemed representative of interest.